GIBSON, DUNN & CRUTCHER LLP
Lawyers
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

555 Mission Street, Suite 3000, San Francisco, California 94105-2933
(415) 393-8200

www.gibsondunn.com
MReed@gibsondunn.com
November 10, 2009

Direct Dial (415) 393-8286	Client Matter No. C 89696-00018
Fax No.
(415) 374-8459
VIA MESSENGER AND EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, North East
Washington, D.C. 20549-7010

Attention:	Matthew Crispino
Kevin Dougherty

Re:	SCM Microsystems, Inc.
Amendment No. 1 to Registration Statement on Form S-4, filed November 10, 2009 (File No. 333-162618)
Ladies and Gentlemen:
     On behalf of SCM Microsystems, Inc., a Delaware corporation (the “Company”), this letter responds to the comments of the staff of the Securities and Exchange Commission (the “Staff”) in their letter dated November 10, 2009 (the “Comment Letter”), relating to the Company’s Registration Statement on Form S-4 (File No. 333-162618) filed with the Securities and Exchange Commission on October 22, 2009. Amendment No. 1 to the Registration Statement (“Amendment No. 1” and, collectively with the Registration Statement on Form S-4 filed with the Securities and Exchange Commission on October 22, 2009, the “Registration Statement”) is being filed today by electronic submission. Courtesy copies of this letter and Amendment No. 1 (including both clean and marked copies) are being delivered to Messrs. Matthew Crispino and Kevin Dougherty.
     For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter, with the Staff’s comments presented

Securities and Exchange Commission
November 10, 2009

in bold italicized text. Page references in our responses are to the revised prospectus included in Amendment No. 1.
     We understand that the Company plans to submit its acceleration request to the Staff requesting effectiveness of the Registration Statement no later than November 12, 2009 at 5:00 p.m. EST. Upon the Staff’s approval of the Company’s responses to the Comment Letter and confirmation that the Staff has no further comments on the Registration Statement, the Company plans to promptly file its final prospectus via EDGAR.
Comment
1.	You state that Jupiter’s fairness opinion is “solely intended for the benefit and use of SCM’s board of directors” in its consideration of the transaction. Shareholders are entitled to rely upon all disclosure contained in the registration statement/proxy, especially as it relates to the fairness of the consideration to be paid by SCM. Please delete this limitation or disclose the basis for your belief that stockholders cannot rely on the opinion to support any claims arising under applicable state law. Describe any applicable authority or disclose that the availability of this defense will be resolved by a court of competent jurisdiction. Also disclose that the resolution will have no effect on the rights and responsibilities of the board of directors under applicable state law and disclose that the availability of the defense would have no effect on the rights and responsibilities of the financial advisor or the board of directors under federal securities laws. Please see section II.D.1 of the November 14, 2000 Division of Corporation Finance Current Issues Outline available at www.sec.gov/pdf/cfcr112k.pdf. This comment also applies to similar disclaimer language found in Annex B — Fairness Opinion of Jupiter Capital Services GmbH and in Jupiter Capital’s consent filed as Exhibit 23.1.
     In response to the Staff’s comment, Jupiter Capital Services GmbH has amended its Fairness Opinion and its consent filed as Exhibit 23.1 to the Registration Statement, to delete the limitation that Jupiter’s fairness opinion is solely intended for the benefit and use of the Company’s board of directors, and the Company has revised the disclosure on page 55 of Amendment No. 1 to delete this limitation as well.
2.	Provide the undertaking required by Item 512(h) of Regulation S-K or revise the information in the final paragraph on page II-1 so that it conforms to the language set forth in Item 512(h).
     The Company has revised the disclosure on page II-1 so that it conforms to the language set forth in Item 512(h) of Regulation S-K.

Securities and Exchange Commission
November 10, 2009

3.	We note the statement “our consent is being delivered solely in connection with the filing of the above-mentioned version of the Registration Statement.” Please file an updated consent with any amendment to the registration statement.
     Jupiter Capital Services GmbH has provided an updated consent to the Company, which was filed as Exhibit 23.1 to Amendment No. 1.
     In addition, the Company has confirmed to us that (i) the Company’s financial statements for the quarter ended September 30, 2009 are not yet available for inclusion in the Registration Statement, (ii) the Company expects that its Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 will be filed in a timely manner (on Monday, November 16, 2009), and (iii) there have been no trends or events subsequent to June 30, 2009 that are known to the Company and that have materially and adversely effected the financial condition or financial results of the Company or that would be reasonably expected to materially effect a stockholder’s understanding of the financial condition of the Company.
* * * * *
     We very much appreciate the Staff’s expediency and assistance in its review of the Company’s Registration Statement. Please contact me at (415) 393-8286 with any questions regarding the foregoing responses.

Very truly yours,
/s/ Michael L. Reed
Michael L. Reed

MLR/keb

cc:	Felix Marx Manfred Mueller